EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sinclair Broadcast Group, Inc. for the registration of debt securities, preferred stock, depositary shares, Class A common stock and warrants and to the incorporation by reference therein of our reports dated March 3, 2009, with respect to the consolidated financial statements and schedule of Sinclair Broadcast Group, Inc., and the effectiveness of internal control over financial reporting of Sinclair Broadcast Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG

Baltimore, Maryland

March 3, 2008